Filed by Brocade Communications Systems, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Foundry Networks, Inc.
Commission File: 000-26689
FOR IMMEDIATE RELEASE

CONTACTS
Media Relations – Brocade	Investor Relations – Brocade
John Noh	Alex Lenke
Tel: 408-333-5108	Tel: 408.333.6758
jnoh@brocade.com	alenke@brocade.com
Brocade Announces Clearance of Hart-Scott-Rodino Waiting
Period for Planned Acquisition of Foundry Networks
SAN JOSE, Calif. –Sept. 15, 2008 — Brocade® (Nasdaq: BRCD) today announced that the 30-day waiting period for US antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 passed on Friday September 12, 2008, clearing a significant regulatory process related to the planned acquisition of Foundry Networks. On July 21, 2008, Brocade announced its intent to acquire Foundry for a combination of $18.50 in cash plus 0.0907 shares of Brocade common stock in exchange for each share of Foundry common stock, representing a total value of $19.25 (based on Brocade’s closing stock price on Friday, July 18, 2008 of $8.27).
The acquisition has been approved by the board of directors of each company and is subject to approval by Foundry’s stockholders, foreign regulatory review and certain other closing conditions. The acquisition is expected to close in the fourth quarter of calendar year 2008.
Brocade
1745 Technology Dr., San Jose, CA 95110
T. 408.333.8000 F. 408.333.8101
www.brocade.com

About Brocade
Brocade is the leading provider of data center networking solutions that help organizations connect, share, and manage their information in the most efficient manner. Organizations that use Brocade products and services are better able to optimize their IT infrastructures and ensure compliant data management. For more information, visit the Brocade Web site at www.brocade.com or contact the company at info@brocade.com.
Additional Information
In connection with the proposed acquisition of Foundry, on August 26, 2008, Brocade filed a Registration Statement on Form S-4 that includes a proxy statement/prospectus for Foundry stockholders in connection with the transaction. Investors and security holders are urged to read the Registration Statement on Form S-4 and the related proxy/prospectus because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Brocade Investor Relations at (408) 333-6758 or Foundry Investor Relations at (408) 207-1399. Investors and security holders may obtain free copies of the documents filed with the SEC on Brocade’s website at www.brcd.com or Foundry’s website at www.foundrynet.com/company/ir/ or the SEC’s website at www.sec.gov.
Foundry and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Foundry in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Foundry is also included in Foundry’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2008.
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Brocade is a registered trademark and the Brocade B-wing symbol, DCX, and DCF are trademarks of Brocade Communications Systems, Inc., in the United States and/or in other countries. All other brands, products, or service names are or may be trademarks or service marks of, and are used to identify, products or services of their respective owners.